SCHEDULE 13D

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2 )*

Paramco Financial Group, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

699168 20 9

(CUSIP Number)

Terrence Riely

2391 NE Loop 410, Suite 103

San Antonio, TX 78217

(210) 653-6669

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 699168 20 9                                                                                                    Page of 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Terrence Riely
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 12,903,300
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 12,903,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,903,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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Item 1.

Security and Issuer.

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the common stock, $.001 par value (the “Common Stock”), of Paramco Financial Group, Inc., a Delaware corporation (the “Company.”).  The principal executive offices of the Company are located at 2391 N. E. Loop 410, Suite 103, San Antonio, Texas 78217.

Item 2.

Identity and Background.

The name of the person filing this statement is Terrence Riely.  His business address is 2391 N.E. Loop 410, Suite 103, San Antonio, Texas 78217.  His principal occupation is Chairman and Chief Financial Office of the Company.  In addition he serves as Secretary of Woodlands S.A. Financial Services, Inc. of San Antonio, Texas.  Mr. Riely  is a citizen of the United States.  During the last five years, Mr. Riely has not been convicted in a criminal proceeding.  During the last five years, Mr. Riely has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

1.

On January 5, 2005, completed two transactions involving the common stock of the Company.  In the first transaction, Mr. Riely tendered an aggregate of 647,440 shares of the Common Stock of the Company to the Company for cancellation.  Mr. Riely was the record and beneficial owner of 500,000 shares of the stock that was canceled.  The remaining 147,440 shares that were canceled were owned of record and beneficially by Secured Solutions Financial Group LLC, a single-member LLC owned 100% by Mr. Riely.  There was no monetary consideration for the cancellation of this stock, which was completed to effectuate a more balanced stock ownership by and among the officers and directors of Paramco.

2.

The second transaction consisted of the Company issuing 12,900,000 shares of its Common Stock to Mr. Riely as a part of a transaction whereby each of the three officers/directors were issued 12,900,000 shares of the Company’s Common Stock as compensation for services rendered, including, but not limited to, the restructuring of substantially all of the debt of Paramco.  The shares issued to Mr. Riely have a market price value of $64,500.00

Item 4.

Purpose of Transaction.

Reference is made to Item 3 above for details, including the purpose, of the transaction.   At present, Mr. Riely is the owner, both of record and beneficially, of 12,903,300 shares of the Common Stock of the Company.

At the present time, Mr. Riely has no plans or proposals that related to or would result in:

(a)

The acquisition by any persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)

A sale of a material amount of assets of the Company or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company’s business or corporate structure;

(g)

Change in the Company’s character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

SCHEDULE 13D

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(h)

Causing the Common Stock of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

(i)

Causing the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)

Any other action similar to any of these enumerated above;

Provided that, Mr. Riely, in his capacity as a member of the Board of Directors and Chief Financial Officer of the Company, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the Company and which action is approved by the Board of Directors of the Company.

Item 5.

Interest in Securities of the Issuer.

Mr. Riely is the record and beneficial owner of 12,903,300 shares of the Common Stock of the Company, which represents 16.9% of all shares of the Common Stock of the Company as of the date hereof.  Other than set forth herein, Mr. Riely has no other interest, either of record or beneficially, in the Common Stock of the Company.

Mr. Riely has the sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the 12,903,300 shares of the Common Stock of the Company of which he is the record and beneficial owner.  Other than set forth herein, Mr. Riely does not possess any shares power to vote or to direct the vote, or shares power to dispose or to direct the disposition of any securities of the Company.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable, except as described above in Item 3.

Item 7.  Material to be filed as Exhibits.

None

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

January 6, 2005

By: /s/ Terrence Riely

Terrence Riely